

Energy Fuels to Increase Lower-Cost ISR Uranium Production Profile through Acquisition of Mesteña Uranium

Lakewood, Colorado – March 7, 2016

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) ("Energy Fuels" or the "Company"), a leading producer of uranium in the United States, is pleased to announce that it has entered into a definitive agreement to acquire Mesteña Uranium, LLC (**"Mesteña"**), a well-known, closely-held uranium producer that operates the Alta Mesa ISR Project (**"Alta Mesa"**) located in Brooks and Jim Hogg Counties, Texas (the "**Transaction**"). Pursuant to the Transaction, Energy Fuels will issue 4,551,284 common shares of the Company to the current owners of Mesteña. The closing of the Transaction is expected to occur on or before May 4, 2016, subject to the receipt of all applicable regulatory and stock exchange approvals and the satisfaction of certain other conditions to closing.

Transaction Highlights

- Acquisition of Mesteña will further cement Energy Fuels' position as the dominant integrated uranium producer in the U.S.
- Alta Mesa is a fully-permitted and constructed *in situ* recovery (**"ISR"**) operation and processing facility, with a well-established track record of lower cost uranium production.
- Alta Mesa will diversify Energy Fuels' operations into a 3rd production center, along with the Nichols Ranch ISR Project (Wyoming) and the White Mesa Mill (Utah).
- Fully-licensed and constructed ISR processing facility that has an operating capacity of 1.5 million pounds of uranium per year.
- Alta Mesa is currently on standby and ready to resume production, as market conditions warrant. It can reach commercial production levels with limited required capital within six months of a production decision.
- Control of a large land package totaling 195,501 contiguous acres, including 4,575-acres currently under a lease and mining permit and 190,926-acres under a lease-option and exploration/testing permit.
- Mesteña has extensive exploration results across the area that have identified significant uranium resources that Energy Fuels expects can be recovered at lower costs, as market conditions warrant.
- Between Alta Mesa, Nichols Ranch, and the White Mesa Mill, Energy Fuels' licensed processing capacity will exceed 11.5 million pounds of uranium per year.
- Alta Mesa produced a total of 4.6 million pounds of uranium between October 2005 and November 2013, including 1 million pounds of uranium per year over a two year period.
- Mesteña's operations are located on private land, with 100% of minerals owned in fee, and in a supportive jurisdiction with primary regulatory authority residing with the State of Texas.
- With low holding costs, Mesteña provides fully permitted lower-cost production scalability that can be brought into production as uranium prices improve, thereby improving Energy Fuels' ability to respond to improvements in market conditions and at lower prices.


TEXAS
MEXICO
CORPUS CHRISTI
HEBBRONVILLE
FALFURRIAS
285
THOMPSONVILLE
MESTENA RANCH
16
BROOKS COUNTY
RANDADO
JIM HOGG COUNTY
TACUBAYA
SAN ANTONIO VIEJO
ENCINITOS
RACHAL
GUERRA
AGUA NUEVA
CUEVITAS
HARLAM
SAN ROMAN
VOBORAS
SANTA ELENA
SAN ISIDRO
CIPRES
SAN CARLOS
SANTA CATARINA
PUERTO RICO
ROBBERSON
281
Mestena Uranium, LLC Alta Mesa Mine Location Map

Stephen P. Antony, President and CEO of Energy Fuels commented: "Since we acquired Uranerz Energy Corporation in June 2015, Energy Fuels has not only added uranium production at the lower end of our cost curve, we've also gained valuable experience in the ISR uranium business. Mesteña is well-known within the U.S. nuclear industry and has an impressive record of recent production. Most importantly, the Alta Mesa Project is fully-permitted and constructed, and ready to go into production within a short period of time. We believe this transaction creates significant value for our shareholders, as we are acquiring operational processing facilities and permitted resources, which would otherwise take many years and tens of millions of dollars to permit and construct ourselves. I should also mention that our current Executive Vice President of ISR Operations in Wyoming, Paul Goranson, oversaw the Alta Mesa Project for several years. He has intimate knowledge of the operations, including its costs, production profile and in-ground uranium resources. In my view, Mesteña was the next logical acquisition in growing Energy Fuels' ISR capability. We look forward to closing the transaction within the next few months."

Cantor Fitzgerald Canada Corporation and Haywood Securities Inc. are acting as financial advisors to Energy Fuels, and Raymond James Ltd. is acting as financial advisor to Mesteña in connection with the Transaction.

There is an existing June 1, 2014 historical resource estimate for a portion of the properties, prepared by Douglas L. Beahm, P.E., P.G., that is not currently compliant with National Instrument 43-101 – *Standards for Disclosure of Mineral Projects* ("NI 43-101"). This recent historical estimate shows that the Alta Mesa Project currently contains 1.6 million tons of Measured and Indicated Mineral Resources with an average grade of 0.11% eU_3O_8 containing 3.6 million pounds of uranium, in addition to 7.0 million tons of Inferred Mineral Resources with an average grade of 0.12% eU_3O_8 containing 16.8 million pounds of uranium. In addition, the technical report summarizes the resources currently contained in certain exploration targets, including 2.6 million tons of material with an average grade ranging from 0.08% - 0.12% eU_3O_8 containing 4.1 – 6.6 million pounds of uranium *(see disclosure below relating to reliance on historical resource estimates)*.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by Canadian National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release. Readers should be cautioned that a qualified person has not done sufficient work to classify the historical resource estimate referred to above as a current estimate of mineral resources or mineral reserves, and as such the Company is not treating it as a current estimate of mineral reserves or mineral resources. However, the Company believes the estimate is relevant and reliable, as it was prepared within the last two years by a reputable mining consultant. In order to upgrade and verify this historical estimate and classify it as a current mineral resource estimate, the Company needs to perform further evaluations of the report and confirm that its underlying assumptions continue to be reasonable and that the report is complete and current. The Company expects to perform this evaluation and update the historical report to a NI 43-101 compliant technical report, which is expected to be filed on SEDAR.

About Energy Fuels: Energy Fuels is a leading integrated US-based uranium mining company, supplying U_3O_8 to major nuclear utilities. Energy Fuels operates two of America's key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility, acquired in the Company's acquisition of Uranerz Energy Corporation, is an in situ recovery ("ISR") production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including one producing ISR project, mines on standby, and mineral properties in various stages of permitting and development. The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".

Cautionary Note Regarding Forward-Looking Statements: Certain information contained in this news release, including: any information relating to the Company being a leading producer of uranium; the Company's expectations as to longer term fundamentals in the market and price projections; scalability, and the Company's ability to be able to restart or increase production as market conditions warrant; the ability of the Company to complete the acquisition of Mesteña and to realize the expected benefits of the acquisition; the expected timelines for the development and recommencement of production at the Alta Mesa Project; the expected capital requirements, costs or production at the Alta Mesa Project; estimates relating to current mineral resources; expectations regarding exploration potential; expectations regarding holding costs, and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects; constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation factors relating to: the Company being a leading producer of uranium; the Company's expectations as to longer term fundamentals in the market and price projections; scalability, and the Company's ability to be able to restart or increase production as

market conditions warrant; the ability of the Company to complete the acquisition of Mesteña and to realize the expected benefits of the acquisition; the expected timelines for the development and recommencement of production at the Alta Mesa Project; the expected, capital requirements, costs or production at the Alta Mesa Project; estimates relating to current mineral resources; expectations regarding exploration potential; expectations regarding holding costs, and other risk factors as described in Energy Fuels' most recent annual information forms and annual and quarterly financial reports. Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' filings with the various securities commissions which are available online at www.sec.gov *and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.*

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: *This news release contains certain disclosure that has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") classification system. Canadian standards, including NI 43-101, differ significantly from the requirements of U.S. securities laws, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by companies reporting only under U.S. standards. In particular, the term "resource" does not equate to the term "reserve" under SEC Industry Guide 7.* ***United States investors are cautioned not to assume that all or any of Measured or Indicated Mineral Resources will ever be converted into mineral reserves. Investors are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally minable. Energy Fuels does not hold any Reserves as that term is defined by SEC Industry Guide 7. Please refer to the section entitled "Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources" in the Company's Annual Information Form dated March 18, 2015 for further details.***

Investor Relations Inquiries:

Energy Fuels Inc.
Curtis Moore – VP – Marketing & Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com